

Mail Stop 7010

September 25, 2008

Rohm and Haas Company
Attention: Raj L. Gupta, Chief Executive Officer
100 Independence Mall West
Philadelphia, Pennsylvania 19106

Re: Rohm and Haas Company
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2008
File No. 001-03507

Dear Mr. Gupta:

        We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time. You may contact Dieter King at (202) 551-3338 or me at (202) 551-3760 with any questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Stephanie Seligman, Esq. (Via Facsimile 212-403-2225)